SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 16 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

16 June, 2010

BP confirms Scheduled White House Meeting

BP notes the comments made by President Obama last night.  It confirms that the Company will be meeting with the President this morning, US Eastern Standard Time, to discuss his proposal for arrangements to ensure that all legitimate claims in respect in the Gulf of Mexico oil spill are paid out in a fair and timely manner.
BP will continue to keep the market fully informed of further developments in compliance with its listing obligations.
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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 16 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary